

February 11, 2015

<u>Via E-mail</u>
R.H. Wirahadiraksa
Executive Vice President and Chief Financial Officer
Koninklijke Philips N.V.
Breitner Center
Amstelplein 2
1096 BC Amsterdam
The Netherlands

>   **Re: Koninklijke Philips N.V.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2013**
>   **Filed February 25, 2014**
>   **File No. 1-05146-01**
>   **Response letter filed January 30, 2015**

Dear Mr. Wirahadiraksa:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You state in your response to comment 1 in our letter dated December 15, 2014 that you have requested information from associates regarding sales to Syria, Sudan and Cuba, and that you will advise us of any relevant responses. Please note that we may have further comment upon receipt of this information.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance